PFM Fund Distributors, Inc. Statement of Financial Condition

December 31, 2023

With Report of Independent Registered Public Accounting Firm
The Company's audited Statement of Financial Condition as of December 31, 2023, pursuant to Rule 17a-5, is available for examination at the Company's office at PFM Fund Distributors, Inc., 213 Market Street, Harrisburg, PA 17101 or at the office of the Securities and Exchange Commission, Philadelphia, PA.

NOT A DEPOSIT • NOT FDIC INSURED • MAY LOSE VALUE • NOT BANK GUARANTEED • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

PFM Fund Distributors, Inc. is a member of Financial Industry Regulatory Authority (FINRA) (www.finra.org) and the Securities Investor Protection Corporation (SIPC) (www.sipc.org). PFM Fund Distributors, Inc. is an affiliate of PFM Asset Management LLC. PFM Asset Management LLC ("PFMAM") is an investment adviser registered with the U.S. Securities and Exchange Commission and a subsidiary of U.S. Bancorp Asset Management, Inc. ("USBAM"). USBAM is a subsidiary of U.S. Bank National Association ("U.S. Bank") and U.S. Bank is a separate entity and subsidiary of U.S. Bancorp. U.S. Bank is not responsible for and does not guarantee the products, services or performance of PFMFD or PFMAM.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53496

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PFM Fund Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

213 Market Street
(No. and Street)

Harrisburg (City) Pennsylvania (State) 17101 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jessica S. McIntosh (Name) 800-888-4700 (Area Code – Telephone Number) usbancorpinvestments@usbank.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1828 Walnut Street, Suite 04-100 (Address) Kansas City (City) Missouri (State) 64108 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 42 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jessica S. McIntosh_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PFM Fund Distributors, Inc._____, as of _____December 31_____, 2023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _J. McIntosh_____

Title: Chief Financial Officer, SVP_____

AMANDA R DAMAN
Notary Public - Notary Seal
State of Missouri
Commission Number 12391813
My Commission Expires Sep 6, 2024

Amanda R Daman
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PFM Fund Distributors, Inc.

Statement of Financial Condition

Year Ended December 31, 2023

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
1828 Walnut Street
Suite 04-100
Kansas City, MO, 64108

Tel: +1 816 480 5200
ey.com

Building a better
working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of PFM Fund Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PFM Fund Distributors, Inc. (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.
March 26, 2024

PFM Fund Distributors, Inc.

Statement of Financial Condition
(In Thousands, Except Share and Per Share Amounts)
December 31, 2023

Assets

Cash	$	9,939
Receivables from affiliates		1,334
Goodwill		13,778
Intangible assets, net of accumulated amortization of $4,020		13,680
Other assets		1,443
Total assets	$	40,174

Liabilities

Payables to affiliates	$	294
Other liabilities and accrued expenses		3,050
Total liabilities		3,344

Stockholder's equity

Common stock, $10 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	27,698
Retained earnings	9,131
Total stockholder's equity	36,830
Total liabilities and stockholder's equity	$ 40,174

See accompanying notes.

PFM Fund Distributors, Inc.

Notes to Statement of Financial Condition
(Dollars in Thousands)

December 31, 2023

1. Organization

PFM Fund Distributors, Inc. (the "Company"), a wholly owned subsidiary of U.S. Bancorp ("the Parent"), is a broker-dealer that is registered with the Securities and Exchange Commission ("the SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's sole purpose is to serve as the distributor or marketing agent for local government investment pools ("LGIPs") and registered investment companies ("RICs") for which PFM Asset Management LLC ("PFMAM"), an affiliate of the Company, serves as investment adviser and/or administrator and/or transfer agent. Shares in LGIPs and RICs are offered and sold only to institutional investors, the majority of which are state and local governmental entities. The Company has no present plans to buy, sell, or trade securities.

In the ordinary course of business, the Company enters into transactions with the Parent and other affiliate entities. The Company's results might be significantly different if it operated as a stand-alone entity.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash

Cash includes cash held at U.S. Bank National Association ("USBNA"), an affiliate of the Company, and at a non-affiliate bank that is not segregated and deposited for regulatory purposes. As of December 31, 2023, cash held at USBNA totaled $2,543 and cash held at a non-affiliate bank amounted to $7,396.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Receivable From and Payable To Affiliates

Receivables from affiliates includes amounts owed to the Company for payments received by its affiliate for distribution and marketing fees related to pooled investment vehicles managed by the affiliate and any amounts owed to the Company for reimbursement of expenses incurred from affiliates. Payables to affiliates represents expenses incurred by the affiliate that are allocated to the Company for servicing the pool investments.

Goodwill

Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. The Company's goodwill is a result of the acquisition by the Parent in 2021. At December 31, 2023, the gross carrying value of goodwill amounted to $13,778. Determining the amount of goodwill impairment, if any, includes assessing whether it is it is more likely than not that the Company's fair value is greater than the carrying amount. No impairment charges were taken during 2023.

Intangible Assets

Intangible assets are recorded at their fair value upon completion of a business acquisition or certain other transactions, and generally represent the value of customer contracts or relationships. The Company's intangible assets are a result of the acquisition by the Parent in 2021. At December 31, 2023, the net carrying value of intangible assets amounted to $13,680. Intangible assets are amortized over their estimated useful lives, using the 10-year cash flow method and are subject to an impairment assessment annually and if events or circumstances indicate a possible inability to realize the carrying amount. The Company monitors operating and cash flow results related to intangible assets to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted, or if the carrying value may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the fair value. The Company also evaluated its intangible assets and concluded there was no impairment in 2023.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent and its affiliates. The Company also files separate state income tax returns as applicable. The Company's portion of the consolidated tax liability is computed on a separate return basis pursuant to a tax sharing agreement. Settlements of federal and state payments and refunds are made on a regular basis in line with a tax sharing agreement with the Parent and its affiliates. Deferred taxes that are recorded reflect the tax consequences on future years differences between the tax basis of assets and liabilities and the financial reporting amounts at year-end.

See Note 4, "Income Taxes," for further information regarding income taxes.

3. Accounting Changes and Recently Issued Accounting Standards

Income Taxes – Improvements to Income Tax Disclosures

In December 2023, the FASB issued guidance, effective for the Company for annual reporting periods beginning after December 15, 2024, related to income tax disclosures. This guidance requires additional information in income tax rate reconciliation disclosures and additional disclosures about income taxes paid. The guidance is required, at a minimum, to be adopted on a prospective basis, with an option to apply it retrospectively. The Company expects the adoption of this guidance will not be material to its Statement of Financial Condition.

4. Income Taxes

Deferred tax liabilities, net are presented on the Statement of Financial Condition within the other liabilities line. The components of the Company's deferred tax liability, net at December 31, 2023, were:

Deferred tax liabilities, net:		
Intangible assets	$	(2,873)
Net state deferreds		(152)
Deferred tax liability, net	$	(3,025)

PFM Fund Distributors, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

4. Income Taxes (continued)

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The Company is subject to a tax sharing agreement which requires allocation of state deferreds within the within the unitary filing group which would include both deferred tax asses and liabilities. The Company did not recognize a valuation allowance against its deferred tax assets at the beginning or end of 2023.

The Company files income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for open tax years of the former Parent before 2021.

5. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is subject to various litigation and periodic regulatory examinations, inquiries and investigations related to its business. As of December 31, 2023, the Company has not incurred or has any knowledge after consultation with counsel of pending or potential lawsuits impacting the Company, and therefore, believes there is no material adverse effect on the Statement of Financial Condition. If necessary, the Company would establish reserves as needed for potential losses that are probable and can be reasonably estimated.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and, when applicable, amounts due from affiliates. The Company uses a national bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits. Any amounts due from affiliates are unsecured. At December 31, 2023, the Company believes there was no over-concentration of credit risk.

The Company provides marketing and distribution services to its sole customers, LGIPs and RICs. Services to these customers are provided under contractual arrangements. The Company's exposure to credit risk associated with its customers can be directly affected by interest rates as this would impact the Company's revenues with the application of fee waivers and reduced rates.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

5. Contingencies, Commitments, and Risks (continued)

To alleviate the credit risk associated with interest rates, the Company continually monitors market conditions and has historically incurred no bad debt.

6. Transactions With Affiliates

Affiliate transactions were allocated to the Company based on a service-level agreement with the Parent and other affiliates.

7. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $7,563 which was $7,538 in excess of its required net capital of $25. The Company's aggregate indebtedness was $320. The Company's ratio of aggregate indebtedness to net capital was less than 15 to 1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under Footnote 74 to SEC Release 34-70073.

8. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2023. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the Statement of Financial Condition.